ETF SECURITIES USA LLC

c/o ETF Securities Representative Office

405 Lexington Avenue

New York, NY 10174

May 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  DC 20549

Attn:  Coy Garrison/Rahul Patel

Re:ETFS Palladium Trust

Registration Statement on Form S-3 (File No. 333-217470)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ETFS Palladium Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-217470) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 9:30 a.m. Eastern time on May 11, 2017, or as soon thereafter as practicable.

Thank you for your assistance with this matter.  If you have any questions, please contact W. Thomas Conner of Reed Smith, LLP by e-mail at tconner@reedsmith.com or by telephone at 202-414-9208.

Very truly yours,

ETF Securities USA LLC

By: /s/Graham Tuckwell

Graham Tuckwell

President and Chief Executive Officer

cc:  W. Thomas Conner, Reed Smith, LLP